HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
              For the Three Months Ended December 31, 1996 and 1995
                                   (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months ended December 31, 1996 and 1995, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                                              Three Months Ended
                                                 December 31,
                                            1996              1995

Operating Income:
  Interest                                  $  43,275         $  41,879
  Other Income                                    736                 0

    Total Operating Income                  $  44,011         $  41,879

Operating Expenses:
  Interest                                  $  24,695         $  25,767
  Management Fees                               6,500             6,500
  Legal and Audit                               1,450             1,450
  Other Operating Expenses                  $   1,757         $   1,796

    Total Operating Expenses                $  34,402         $  35,513

Income from Operations                      $   9,609         $   6,366
  Provision for Income Taxes                $       0         $       0

Net Income                                  $   9,609         $   6,366

Earnings Per Common Share                   $       0                 0

Dividends per Common Share                  $       0         $       0